UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLY FINANCIAL INC.

(Name of Subject Company (Issuer))

ALLY FINANCIAL INC.

(Names of Filing Persons (Issuer))

Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A

(Title of Class of Securities)

02005N308

(CUSIP Number of Class of Securities)

David J. DeBrunner

200 Renaissance Center

P.O. Box 200 Detroit, Michigan 48265-2000

Telephone: (866) 710-4623

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard A. Drucker, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$346,450,000	$40,257.49

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for cash up to 13,000,000 outstanding shares of Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A, of Ally Financial Inc. at a purchase price of $26.65 per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.01162%.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,257.49	Filing Party:	Ally Financial Inc.
Form or Registration No.:	SC TO-I	Date Filed:	April 23, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement.

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2015, as amended on May 1, 2015 (together with the Amendment, the “Schedule TO”), which relates to the offer by Ally Financial Inc., a Delaware corporation (“Purchaser”), to purchase for cash up to 13,000,000 outstanding shares of its Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A, liquidation amount $25.00 per share (the “Series A Shares”), at $26.65 per Series A Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent expressly provided for herein.

The purpose of this Amendment is to amend and supplement the Schedule TO to indicate that the Financing Condition set forth in the Offer to Purchase has been satisfied. Accordingly, Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Item 1. Summary Term Sheet.

The following paragraph under the heading “Summary” on page 1 of the Offer to Purchase is hereby amended and restated as follows:

Conditions of the Offer

The Offer is subject to the conditions, including the Financing Condition, set forth under “The Offer—Conditions to the Offer.”

The “Financing Condition” refers to us having raised net proceeds through one or more issuances of debt or equity in the public or private markets, on terms reasonably satisfactory to us, sufficient to purchase all Series A Shares accepted for purchase by us pursuant to the Offer and to pay all fees and expenses in connection with the Offer. The Financing Condition has been satisfied.

The Offer is not conditioned on a minimum number of Series A Shares having been tendered.

Item 4. Terms of the Transactions.

The fourth paragraph under the heading “The Offer—Conditions of the Offer” on page 11 of the Offer to Purchase is hereby amended and restated as follows:

“We will, in our reasonable judgment, determine whether each condition to the Offer has been satisfied or may be waived and whether any such condition(s) should be waived. If any of the conditions to the Offer is unsatisfied on the Expiration Date and we do not or cannot waive such conditions, the Offer will expire and we will not accept for payment or purchase any of the Series A Shares that have been tendered in the Offer. The Financing Condition has been satisfied.”

The paragraph under the heading “The Offer—Source and Amount of Funds” on page 17 of the Offer to Purchase is hereby amended and restated as follows:

“The Offer was subject to the Financing Condition, which has been satisfied. The total amount of funds required to purchase the maximum number of 13,000,000 Series A Shares is approximately $346,450,000 (excluding estimated transaction expenses).”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2015

ALLY FINANCIAL INC.

By:	/s/ David J. DeBrunner
	Name:	David J. DeBrunner
	Title:	Vice President, Chief Accounting Officer and Controller

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated April 23, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release, dated April 23, 2015

(b)	Not applicable.

(d)(1)	Form of Indenture dated as of July 1, 1982, between the Company and Bank of New York (Successor Trustee to Morgan Guaranty Trust Company of New York), relating to Debt Securities, incorporated by reference to Exhibit 4(a) of the Company’s Registration Statement No. 2-75115.

(d)(2)	Form of First Supplemental Indenture dated as of April 1, 1986, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(g) to the Company’s Registration Statement No. 33-4653.

(d)(3)	Form of Second Supplemental Indenture dated as of June 15, 1987, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(h) to the Company’s Registration Statement No. 33-15236.

(d)(4)	Form of Third Supplemental Indenture dated as of September 30, 1996, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(i) to the Company’s Registration Statement No. 333-33183.

(d)(5)	Form of Fourth Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(j) to the Company’s Registration Statement No. 333-48705.

(d)(6)	Form of Fifth Supplemental Indenture dated as of September 30, 1998, supplementing the Indenture designated as Exhibit (d)(1), incorporated by reference to Exhibit 4(k) to the Company’s Registration Statement No. 333-75463.

(d)(7)	Form of Indenture dated as of September 24, 1996, between the Company and The Chase Manhattan Bank, Trustee, relating to Term Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 333-12023.

(d)(8)	Form of First Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4(a)(1) to the Company’s Registration Statement No. 333-48207.

(d)(9)	Form of Second Supplemental Indenture dated as of June 20, 2006, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4(a)(2) to the Company’s Registration Statement No. 33-136021.

(d)(10)	Form of Third Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4.1.3 to the Company’s Registration Statement No. 333-183535.

(d)(11)	Form of Fourth Supplemental Indenture dated as of August 24, 2012, supplementing the Indenture designated as Exhibit (d)(7), incorporated by reference to Exhibit 4.1.4 to the Company’s Registration Statement No. 333-183535.

(d)(12)	Form of Indenture dated as of October 15, 1985, between the Company and U.S. Bank Trust (Successor Trustee to Comerica Bank), relating to Demand Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 2-99057.

(d)(13)	Form of First Supplemental Indenture dated as of April 1, 1986, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement No. 33-4661.

(d)(14)	Form of Second Supplemental Indenture dated as of June 24, 1986, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(b) to the Company’s Registration Statement No. 33-6717.

(d)(15)	Form of Third Supplemental Indenture dated as of February 15, 1987, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(c) to the Company’s Registration Statement No. 33-12059.

(d)(16)	Form of Fourth Supplemental Indenture dated as of December 1, 1988, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(d) to the Company’s Registration Statement No. 33-26057.

(d)(17)	Form of Fifth Supplemental Indenture dated as of October 2, 1989, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(e) of the Company’s Registration Statement No. 33-31596.

(d)(18)	Form of Sixth Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(f) to the Company’s Registration Statement No. 333-56431.

(d)(19)	Form of Seventh Supplemental Indenture dated as of June 15, 1998, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4(g) to the Company’s Registration Statement No. 333-56431.

(d)(20)	Form of Eighth Supplemental Indenture dated as of January 4, 2012, supplementing the Indenture designated as Exhibit (d)(12), incorporated by reference to Exhibit 4.1.8 to the Company’s Registration Statement No. 333-178919.

(d)(21)	Form of Indenture dated as of December 1, 1993, between the Company and Citibank, N.A., Trustee, relating to Medium Term Notes, incorporated by reference to Exhibit 4 to the Company’s Registration Statement No. 33-51381.

(d)(22)	Form of First Supplemental Indenture dated as of January 1, 1998, supplementing the Indenture designated as Exhibit (d)(21), incorporated by reference to Exhibit 4(a)(1) to the Company’s Registration Statement No. 333-59551.

(d)(23)	Indenture, dated as of December 31, 2008, between the Company and The Bank of New York Mellon, Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of January 2, 2009.

(d)(24)	Amended and Restated Indenture, dated March 1, 2011, between the Company and The Bank of New York Mellon, Trustee, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(25)	Form of Guarantee Agreement related to Ally Financial Inc. Senior Unsecured Guaranteed Notes, incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement No. 333-193070.

(d)(26)	Form of Subordinated Indenture to be entered into between the Company and The Bank of New York Mellon, as Trustee, incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement No. 333-193070.

(d)(27)	Second Amended and Restated Declaration of Trust by and between the trustees of each series of GMAC Capital Trust I, Ally Financial Inc., as Sponsor, and by the holders, from time to time, of undivided beneficial interests in the relevant series of GMAC Capital Trust I, dated as of March 1, 2011, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(28)	Series 2 Trust Preferred Securities Guarantee Agreement between Ally Financial Inc. and The Bank of New York Mellon, dated as of March 1, 2011, incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated as of March 4, 2011.

(d)(29)	Share Transfer Agreement, by and between Ally Financial Inc. and General Motors Financial Company, Inc., dated November 21, 2012, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report for the period ended December 31, 2012, on Form 10-K.

(d)(30)	Release Agreement between Ally Financial Inc. and Barbara A. Yastine, dated March 18, 2015, incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report for the quarterly period ended March 31, 2015, on Form 10-Q.

(d)(31)	Letter Agreement between Ally Financial Inc. and Michael A. Carpenter, dated April 17, 2015, incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report for the quarterly period ended March 31, 2015, on Form 10-Q.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO on April 23, 2015.